

May 3, 2012

Via E-mail
Charles Nugent
Chief Financial Officer
Fulton Financial Corporation
One Penn Square
P.O. Box 4887
Lancaster, PA 17604

      Re: Fulton Financial Corporation
              Form 10-K for the Fiscal Year ended December 31, 2011
              Filed February 29, 2012
              File No. 000-10587

Dear Mr. Nugent:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision and Allowance for Credit Losses, page 31

1.   Please tell us and revise your disclosure on page 35 to clarify why the $55.5 million of accruing TDRs described in footnote 3 to the non-accrual and past due loans and OREO table is different from the $66.1 million of accruing TDR's as of December 31, 2011 described in the TDR table at the bottom of the page.

Financial Statements

Note A – Summary of Significant Accounting Policies - Allowance for Credit Losses, page 63

2. On page 64, you disclose that only impaired TDRs are evaluated for impairment under ASC 310-10-35. We believe the guidance in ASC 310 indicates that a TDR is always considered impaired and therefore impairment should be measured individually using the guidance in ASC 310-10-35 for all TDRs. Please tell us the amount of TDRs not evaluated for impairment under ASC 310-10-35 at December 31, 2011 and the impact on your financial statements if you measured impairment on these loans using the guidance in ASC 310-10-35.

3. You disclose that prior to April 1, 2011 you evaluated impaired loans for impairment every 12 months or, if necessary, on a more frequent basis based on significant changes in expected future cash flows or significant changes in collateral values.

    a. Please provide us additional details regarding your controls and procedures under your prior methodology to measure impairment under ASC 310-10 at each quarter end.

    b. Specifically, explain to us how you ensured that you identified all impaired loans that had significant changes in expected future cash flows or significant changes in collateral values at each quarter end.

    c. Please tell us why you believe your new methodology is preferable.

Note D – Loans and Allowance for Credit Losses

Credit Quality Indicators and Non-performing Assets, page 78

4. Please tell us and revise future filings to describe your credit quality indicators including qualitative information on how they relate to the likelihood of loss. Refer to ASC 310-10-50-29(a) and 30.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief